UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14f-1
_____________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

AGRONIX, INC.
c/o American Union Securities
100 Wall Street, 15th Floor
New York, NY 10005
(212) 232-0120

GENERAL

NO VOTE OR OTHER ACTION IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed commencing on or about June 19, 2006 by Agronix, Inc. (the "Company") to holders of record of the Company's voting stock, common stock, par value $0.001 per share and Class A Preferred Stock, par value $0.001 per share, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company's Board of Directors (the "Board"). This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company's shareholders.

CHANGE IN CONTROL TRANSACTION

On May 10, 2006, the Company executed an Agreement of Merger and Plan of Reorganization (the “Agreement”) by and between the Company, Agronix Acquisition Corp., a Florida corporation (“Acquisition Corp.”), which is a wholly-owned subsidiary of the Company, and Warner Nutraceutical International, Inc., a Delaware corporation (“WNI”), which closed on May 12, 2006. Pursuant to the Agreement Acquisition Corp. was merged with and into WNI, with WNI surviving as a wholly-owned subsidiary of the Company (the “Merger”). The Company issued to WNI shareholders 54,811,475 shares of Common Stock, par value $0.001 per share, and 1,473,649.074 shares of Class A Preferred Stock, par value $0.001 per share, of which each share is convertible into five hundred (500) shares of common stock, in consideration for a cash payment of $289,000 and cancellation of all the outstanding shares of WNI at the effective time of the merger. The former stockholders of the Company will own 45.2% of the issued and outstanding Common Stock. Under the terms of the Agreement, the Company has agreed to appoint to the Board of Directors of the Company Jiao Yingxia and John Leo and has accepted the resignations from the Board of Directors of the Company Brian Hauff, Peter J. Barnett and Charles Mayer, which will be effective eleven days after mailing this Information Statement to shareholders of the Company as of the Record Date, which is defined below.

WNI’s sole business consisted of owning 100% of its wholly-owned subsidiary Harbin Yingxia Industrial Group Co., Ltd (“Yingxia”), a privately owned People’s Republic of China company primarily engaged in the development, production and sales of health food products. Relying on the raw materials produced in the soybean production base, green cactus production base and organic millet production base, Yingxia produces and processes hundreds of serial products of soybean meals and drinks, cactus nutritious meal and Gulong golden rice and beauty cosmetics of high quality, high nutrition, and high added value. Yingxia was founded in Harbin, Heilongjiang province of North China in 1998. It currently employs 180 people, including 8 persons who have senior professional and technical titles, and 24 special scientific research persons. In 2004, Yingxia generated sales revenue of approximately $4.6 million. Products are exported to Japan, Malaysia, Hong Kong, and Macao.

VOTING SECURITIES OF THE COMPANY

As of May 12, 2006, the Record Date, the Company's issued and outstanding voting securities consisted of (1) 100,000,000 shares of Common Stock, par value $0.001 per share, and (2) 1,473,649.074 shares of Class A Preferred Stock, par value $0.001 per share, of which each share is convertible into five hundred (500) shares of Common Stock. Holders of the Company’s voting stock are entitled to one vote per share on all matters to be voted on by the shareholders of the Company. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number of shares of Common Stock beneficially owned prior to the closing, May 12, 2006 (the “Record Date”), by each person who is known by the Company to beneficially own 5% or more of the Company’s Common Stock, each of the Company’s directors and executive officers, and all of the Company’s directors and executive officers, as a group:

Names and Address of Directors, Officers and 5% Stockholders	Number of Shares Owned Beneficially	Percent of Class
Brian Hauff (1) 1666 West 75th Avenue Vancouver, B.C., Canada V6P 6G2	3,502,400 (2)	7.8%
Peter J. Barnett (1) 1666 West 75th Avenue Vancouver, B.C., Canada V6P 6G2	1,528,000 (3)	3.4%
Charles Mayer (1) 1666 West 75th Avenue Vancouver, B.C., Canada V6P 6G2	633,515 (4)	1.4%
Epsom Investment Services 16 Pietermaai Curacao, Netherlands, Antilles	7,800,000	17.3%
All directors and executive officers as a group (3 in number)	5,673,915	12.6%

(1) The person listed is an officer, a director, or both, of the Company.

(2) Includes 1,000,000 performance shares which are currently held in escrow pursuant to an agreement dated January 27, 2000. Such shares shall be released from escrow based upon the Company's cumulative cash flow. For each $0.25 of cash flow, one share will be released. Any performance shares not released from escrow on or before January 27, 2010, shall be cancelled. Also includes 600,000 options to purchase 600,000 shares of common stock at a price of $0.50. The options expired on January 27, 2006.

(3) Includes 128,000 shares owned by family members, of which Mr. Barnett may be deemed to be the beneficial owner. Also includes 400,000 options to purchase 400,000 shares of common stock at a price of $0.50. The options expired on January 28, 2006.

(4) Includes 100,000 options to purchase 100,000 shares of common stock at a price of $0.50. The options expire on April 7, 2010.

The following table sets forth information regarding the number of shares of Common Stock beneficially owned as of the closing, May 12, 2006, by each person who is known by the Company to beneficially own 5% or more of the Company’s Common Stock, each of the Company’s directors and executive officers, and all of the Company’s directors and executive officers, as a group:

Names and Address of Directors, Officers and 5% Stockholders	Number of Shares Owned Beneficially	Percent of Class

Jiao Yingxia (1)(7) c/o American Union Securities, 100 Wall Street - 15th Floor New York, New York 10005	27,159,086 392,255,646(4)	27.16%(2) 46.87%(3)

Lantin Deng(7) c/o American Union Securities, 100 Wall Street - 15th Floor New York, New York 10005	8,199,797 118,428,747(5)	8.20%(2) 14.15%(3)

Fuling Jiao(8) c/o American Union Securities, 100 Wall Street - 15th Floor New York, New York 10005	3,792,954 54,781,214(6)	3.79%(2) 6.56%(3)

John Leo(1) c/o American Union Securities, 100 Wall Street - 15th Floor New York, New York 10005	164,434 2,374,909(9)	0.16%(2) 0.28%(3)

Epsom Investment Services 16 Pietermaai Curacao, Netherlands, Antilles	7,800,000	7.80%(2) 0.93%(3)

All directors and executive officers as a group (2 in number)	394,466,121(4)	27.16%(2) 46.87%(3)

(1) The person listed is an officer and director of the Company.

(2) Based on 100,000,000 shares of common stock issued and outstanding as of May 25, 2006.

(3) Based on 836,824,537 shares of common stock issued and outstanding. This is based on the following: In accordance with the Merger which closed on May 12, 2006, the Company issued 1,473,649.074 shares of Class A Preferred Shares. Each Class A Preferred Share converts to 500 shares of common stock. Therefore, the 1,473,649.74 Class A Preferred Shares convert to an aggregate of 736,824,537 shares of common stock. In addition, the Company has 100,000,000 shares of common stock issued and outstanding resulting in 836,824,537 shares of common stock issued and outstanding on a fully diluted basis.

(4) In the Merger, Jiao Yingxia received 730,193.12 shares of Class A Preferred Stock. This equals 365,096,560 shares of common stock on a fully diluted basis. Therefore, Jiao Yingxia will own an aggregate of 392,255,646 shares of common stock on a fully diluted basis.

(5) In the Merger, Lantin Deng received 220,457.90 shares of Class A Preferred Stock. This equals 110,228,950 shares of common stock on a fully diluted basis. Therefore, Lantin Deng will own an aggregate of 118,428,747 shares of common stock on a fully diluted basis.

(6) In the Merger, Fuling Jiao received 101,976.52 shares of Class A Preferred Stock. This equals 50,988,260 shares of common stock on a fully diluted basis. Therefore, Fuling Jiao will own an aggregate of 54,781,214 shares of common stock on a fully diluted basis.

(7) Lantin Deng is the husband of Jiao Yingxia.

(8) Fuling Jiao is the father  of Jiao Yingxia.

(9) In the Merger John Leo received 164,434 shares of Class A Preferred Stock. This equals 2,210,475 shares of common stock on a fully diluted basis. Therefore, John Leo will own an aggregate of 2,374,909 shares of common stock on a fully diluted basis. John Leo is also the President of American Union Securities, which will receive 981,125 common shares and 26,378.32 preferred shares pursuant to the Merger.

DIRECTORS AND EXECUTIVE OFFICERS

Pre-Merger Directors and Executive Officers

The directors and officers of the Company prior to the execution and closing of the Agreement are listed below. The directors hold office for their respective term and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Name	Age	Positions and Offices Held
Brian Hauff	58	President, CEO, CFO and Director
Peter J. Barnett	67	Secretary and Director
Charles Mayer	69	Chairman

BRIAN HAUFF is the President, Chief Executive Officer, Chief Financial Officer and a director of the Company. Mr. Hauff is the founder of the Company and has worked for the Company since its inception. He has also been an investor/developer for the past 20 years. Mr. Hauff has a combined Economics and Commerce degree (Hons.) from Simon Fraser University and a law degree from the University of British Columbia. He is a resident of Vancouver, B.C., Canada.

PETER BARNETT is a director and Secretary/Treasurer of the Company. He is a co-founder of a number of restaurant companies including Pizza Patio, Elephant and Castle, and most recently the Canadian division of the Rainforest Café. Mr. Barnett is well known for his involvement in community and charitable services. Mr. Barnett was honored by Canada with the 125th Centennial Medal of Honor for contributions to the development of Canadian society. He is the Past President of Variety Club International, a worldwide charity that supports children in need. Mr. Barnett is a resident of Vancouver, B.C., Canada.

CHARLES MAYER is the newest appointed director. He is also Chair of the Manitoba Crop Insurance Corporation and a board member of Canada Bread.

Director Terms of Office

In accordance with the terms of the Company’s articles of incorporation, the directors hold office for the term for which they are elected and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Director Compensation

The Company's directors did not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

Meetings and Committees of the Board

The Board held no meetings during the Company’s fiscal year ended December 31, 2005.

Audit Committee

The Company’s audit committee members are Charlie Mayer, Philip Dayson and Ron Niven. The audit committee's primary function is to provide advice with respect to the Company’s financial matters and to assist the Board of Directors in fulfilling oversight responsibilities regarding finance, accounting, tax and legal compliance. The audit committee’s primary duties and responsibilities are to: (i) serve as an independent and objective party to monitor the financial reporting process and internal control system; (ii) review and appraise the audit efforts of the Company’s independent accountants; (iii) evaluate the quarterly financial performance as well as compliance with laws and regulations; (iv) oversee management’s establishment and enforcement of financial policies and business practices; and (v) provide an open avenue of communication among the independent accountants, management and the board of directors.

During 2006 after the closing of Merger, the Company intends to appoint an independent director to serve on the Company’s Audit Committee as an audit committee financial expert. This person shall be independent (as such term is used in Item 7(d) (3) (iv) of Schedule 14A under the Exchange Act).

Executive Officer Compensation

During the year ended December 31, 2005, the Company incurred $195,313 in salary and consulting fees to its senior officers, including cash payments and accounts payable of $118,958and 970,000 common shares valued at $75,355. Of this total, the CEO and /or his private company received payment and/or is owed $118,958, the Chairman of the Board of Directors and Chairman of the Audit Committee received 320,000 common shares valued at $25,355, and Peter Barnett, as director for the past 5 years, was issued 500,000 common shares valued at $45,000. The Company also settled expenses with the Chairman through the issuance of 41,740 common shares valued at $2,087.

Executive Officer Employment Agreements

We do not have employment agreements and, therefore, all employment is on an “at-will” basis. It is expected that the Company may enter into an employment agreement with any of its Designees.

Designees to Serve As Officers and Directors Post Merger

Pursuant to the terms of the Agreement, the individuals listed below have been designated to serve as officers and directors of the Company following the execution of the Agreement. Set forth below is certain information with respect to the Designees, including their names, principal occupations for the past five years, and their directorships with other corporations.

Name	Age	Position
Jiao Yingxia	54	Chief Executive Officer, Chief Financial Officer and Director
John Leo	41	Secretary and Director

JIAO YINGXIA became our Chief Executive Officer, Chief Financial Officer and Director upon consummation of the Merger on May 12, 2006. Ms. Jiao is President, CEO and director of our wholly-owned subsidiary Yingxia, which she invested 50 million Yuan ($6 million) into and controls 58.9% of the Yingxia shares. She graduated from Harbin University of Chinese Medicine in 1997 and is a certified nutritionist of Heilongjiang province. She had many years of experience in the medical field and hospital management before founding the Yingxia group in 1998. Since October 2000, she has served as Vice Chairman of the Senior Welfare Foundation of Heilongjiang. Since August 2002, she has also served as the Vice Chairman of the Safe Food Association of Heilongjiang. In addition, since June 2004, she has served as the Vice Chairman of the Association of Corporate Management of Heilongjiang.

JOHN LEO became our Secretary and Director upon consummation of the Merger on May 12, 2006. Since founded in December 2004, Mr. Leo has been the President of American Union Securities, Inc., a New York-based investment banking firm. Since founded in December 2001, Mr. Leo has been the Managing Member of Venture Capital Partners, LLC, a New York City-based private merchant banking and corporate consulting firm. Between June 2001 and December 2001, Mr. Leo was a Registered Principal and a Senior OTC Trader for AM Capital LLC, a New York-based brokerage firm. Between 1997 and June 2001, Mr. Leo was a Registered Principal, Senior OTC Trader and Financial Advisor for M.H. Meyerson and Company, Inc., a Jersey City-based brokerage firm. Mr. Leo holds NASD Series 7, 24, 55 and 63 registrations. Mr. Leo graduated from Rollins College in 1987, majoring in psychology.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

None.

LEGAL PROCEEDINGS

No director, nominee for director, or executive officer of the Company has appeared as a party in any legal proceeding material to an evaluation of his ability or integrity during the past five years.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent shareholders are required to furnish the Company with copies of Section 16(a) forms they file.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

AGRONIX, INC.

By:	/s/ Jiao Yingxia
JIAO YINGXIA
CEO, CFO and Director